UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 000-21964

SHILOH INDUSTRIES, INC.

(Exact name of registrant as specified in its charter)

880 Steel Drive

Valley City, OH 44280

(330) 558-2600

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.01 par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 184*

*

On August 30, 2020, Shiloh Industries, Inc. (the “Registrant”) and each of its domestic subsidiaries filed voluntary petitions for relief (the “Chapter 11 Petitions”) under chapter 11 of title 11 of the United States Code in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”). In connection with the Chapter 11 Cases, on August 30, 2020, the Debtors entered into a Stock and Asset Purchase Agreement (the “Stock and Asset Purchase Agreement”) with Grouper Holdings, LLC, a Delaware limited liability company (the “Purchaser”) and subsidiary of MiddleGround Capital LLC. Pursuant to the Stock and Asset Purchase Agreement, the Purchaser will acquire substantially all of the Debtors’ assets, including the equity interests of certain of the Debtors’ direct subsidiaries. The consummation of the transactions contemplated by the Stock and Asset Purchase Agreement is subject to customary closing conditions, including, among others, entry of an order approving the Stock and Asset Purchase Agreement by the Bankruptcy Court.

Pursuant to the requirements of the Securities Exchange Act of 1934, Shiloh Industries, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	November 9, 2020	By:	/s/ Amy Floraday
		Name:	Amy Floraday
		Title:	Vice President, Legal and Corporate Secretary